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                            December 1, 2023

       Humphrey P. Polanen
       Chief Executive Officer
       Deep Medicine Acquisition Corp.
       1096 Keeler Avenue
       Berkeley, CA 94708

                                                        Re: Deep Medicine
Acquisition Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed on November
17, 2023
                                                            File No. 333-273548

       Dear Humphrey P. Polanen:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 14, 2023 letter.

       Amendment No. 4 to Registration Statement on Form S-4

       Questions and Answers
       What Equity Stake Will Current Deep Medicine Stockholders and TruGolf Stockholders hold in
       New TruGolf..., page 31

   1. Please revise the table on page 31 to reflect the amendment to the Business Combination
                                                        Marketing Agreement.
       Management's Discussion and Analysis of Financial Condition and Results of Operations of
       TruGolf
       Comparisons of the Nine Months ended September 30, 2023 and 2022, page
210

   2. We note your disclosure that software subscriptions were lower in the nine months ended
                                                        September 30, 2023 as
compared to the prior year period    due to customers waiting to
                                                        purchase the new Apex
software.    We further note your revised disclosure on page 131
 Humphrey P. Polanen
Deep Medicine Acquisition Corp.
December 1, 2023
Page 2
      that it appears that the expected beta phase launch of your planned E6 APEX product has been delayed to the first two quarters of calendar year 2024, as compared to the fourth quarter of the calendar year 2023. Please revise to identify any trend information that is reasonably likely to have a material effect on your results of operations or financial condition. If previously disclosed plans or expectation have changed, discuss the change and the reasons underlying it.
       Please contact Jeff Gordon at 202-551-3866 or Melissa Gilmore at 202-551-3777 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameHumphrey P. Polanen
                                                           Division of
Corporation Finance
Comapany NameDeep Medicine Acquisition Corp.
                                                           Office of
Manufacturing
December 1, 2023 Page 2
cc:       Lijia Sanchez
FirstName LastName